Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Jurisdiction
Prairie Operating Co., LLC	Delaware
Prairie Employee Benefit Pool, LLC	Delaware
Creek Road Miners Corp. (f/k/a Kick the Can Corp.)	Nevada
Wizard Entertainment LLC	California
Wizard Special Events, LLC	California
Prairie Operating Holding Co., LLC	Delaware
Prairie Operating Employee Co., LLC	Delaware
CON TV, LLC	Delaware
ButtaFyngas, LLC	Delaware